August 8, 2007

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Craig Wilson
David Edgar

	Re:	Quantum Corporation
Review of Form 10-K for the fiscal year ended March 31, 2006, Filed June 12, 2006
File No. 001-13449

Ladies and Gentlemen:

Quantum Corporation (the “Company” or “Quantum”) submits this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated July 25, 2007 relating to the Company’s Form 10-K for the fiscal year ended March 31, 2006, filed June 12, 2006.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Year Ended March 31, 2006

Consolidated Financial Statements

Consolidated Statements of Operations, page 50

1.	We note your response to prior comment 1 in our letter dated April 13, 2007 and have the following additional comments regarding the nature of the settlement with Storage Technology Corporation (STK):

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Describe in further detail the terms, arrangements, obligations and rights associated with the settlement consideration elements received from STK. Further, describe all ownership attributes that reside in the patents or other assets received such as transferability or exclusivity rights; and

Response:

The Company wishes to clarify that it did not obtain any ownership rights of any STK patents, but rather STK granted to Quantum a nonexclusive and worldwide license under its Licensed Patents to: a) make, use, import, offer for sale, lease, sell and/or otherwise transfer tape products; and b) to have tape products made by another manufacturer, subject to specified conditions.

Licensed Patents is defined as up to six utility patents of STK selected any time prior to February 24, 2016. Four of the six patents were identified at the time of the settlement of the litigation, as described in Quantum’s previous correspondence with the Staff. These four patents were inserted at the insistence of STK and agreed to by Quantum as part of a compromise to settle the litigation, not because Quantum believed them to have value otherwise. The remaining two patents have not been selected and Quantum currently has no plans to select the patents.

The license rights include the right to grant sublicenses to Quantum affiliates (while they remain affiliates), but not to any third parties.

The license granted by STK to Quantum became fully paid up and irrevocable upon Quantum making all payments required under the license agreement, which has now occurred.

The licenses continue until the expiration date of the last to expire of the Licensed Patents, unless terminated due to breach or bankruptcy.

The licenses (and related rights and obligations) are not assignable or transferable, except that a license may be transferred in connection with the disposition of a significant business or product line (subject to conditions specified in the license agreement).

Provisions in the license agreement restrict the scope of the license in circumstances where Quantum is acquired by a third party, or acquires a third party or a new business or product line.

STK released Quantum, and its contract manufacturers, affiliates, and customers from any and all claims of infringement of the Licensed Patents, based on acts prior to the effective date of the license agreement, which, had they been performed after the effective date of the license agreement could have been licensed under this Agreement.

STK dismissed with prejudice the litigation STK had filed against Quantum regarding two of the Licensed Patents.

STK made customary representations and agreed to customary indemnification and confidentiality obligations to Quantum in connection with the license.

•	Describe any assets received or liabilities incurred that are associated with the STK settlement but were not part of the stipulated agreement.

Response:

We do not believe there are any assets received or liabilities incurred that are associated with the STK settlement but were not part of the stipulated agreement.

2.	We have the following additional comments regarding valuation of elements received in the STK settlement:

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We believe that market place participant assumptions apply in valuing the elements received for the settlement consideration. Tell us how you considered use of market place participant assumptions in view of paragraph 9 of SFAS 142, paragraphs 5-7 of SFAS 141, paragraph B174 of SSFAS 141 and paragraph 6 of EITF 02-17. Identify assumptions used in your valuations and explain why each is a market place participant assumption. Explain why you believe the “Royalty Savings Method” is an appropriate surrogate for a market place participant determination of fair value;

•	Regarding the valuation of the patents tell us what consideration you gave to company specific assumptions versus marketplace participant assumptions;

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Since you own the patents, explain how the royalty savings method, which generally looks to the rights and rewards inuring to a licensee, presents a fair value that is materially similar to a valuation method that addresses the rights and rewards of ownership;

•	Explain why you estimated the hypothetical royalty rate by use of a profit split method and market comparable royalty rate as opposed to use of a market rate alone;

•	For patents you do not intent to use, tell us if you would give them away for consideration and

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Tell us why you did not separately measure the fair value of the litigation settlement cost element and explain your basis for the use of a residual approach in fair valuing the elements received rather than a relative fair value model.

Response:

Market place participant assumptions were appropriately considered in the determination of the fair value of the intellectual property rights (“IP”) licensed in the settlement with STK. As a practical matter, we did consider company specific information in developing certain assumptions used to determine the fair value of the IP, but only with assumptions for which there was no contrary data that indicated market place participants would use different assumptions, as prescribed by paragraph 38 of FASB Concepts Statement No. 7.

The two optical servo patents subject to the STK lawsuit cover technology that aligns read/write tape heads with the data tracks written on the recording surface of a tape. The industry standard technology for this is magnetic servo, which is used in LTO tape drives. Optical servo technology is used only in SDLT tape drives, and Quantum is the only company who has used or, we believe, will use optical servo technology in tape drive products because the industry has moved to alternative technologies such as magnetic. Therefore, we believe Quantum is the only market place participant. Accordingly, all company specific assumptions used in the determination of fair value using the Royalty Savings Method are also what we believe are market place participant assumptions.

However, we have considered broader market factors in the development of assumptions used to estimate the fair value of these patents, as further described below. Below is a summary of the key assumptions used and why we believe each is a market place participant assumption (or not contrary to assumptions a hypothetical market place participant would use):

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A royalty rate for SDLT tape drive technology of 4% was determined using both a profit split method, which is company specific, and a market place based average industry royalty rate. Both methods yielded the same royalty rate of 4%.

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A range of royalty rates attributable to the optical servo IP was determined based on an estimate that the optical servo technology contributes approximately 10% to 20% of the overall technology of an SDLT tape drive. We do not have any contrary data that indicates that a hypothetical market participant with this IP would have a significantly different technology contribution. The valuation considered three royalty rate scenarios (10%, 15% and 20%), each with equal probability. These estimates resulted in implied royalty rates of 0.40% to 0.80%, respectively.

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The cash flow forecasts used were based on Quantum’s annual operating plan and long term revenue forecasts from 2006 to 2012 for SDLT tape drives and 2006 to 2015 for SDLT media. The compound annual growth rate (“CAGR”) in the cash flow forecasts was considered reasonable in comparison to market CAGR forecasts. Additionally, the period over which we forecasted cash flows was based on the expected life of this technology in the market.

•	A market- based discount rate of 11% was used, representing the industry’s weighted average cost of capital.

Quantum is licensing the IP and does not own the rights to the technology. Therefore, the Royalty Savings Method, a variation of the Income Approach, is considered an appropriate market-based participant method to value licensed patents. In the application of the Royalty Savings Method, the value of the patents to the licensee is estimated by capitalizing the royalties saved because the licensee has rights to the technology. In other words, the licensee realizes a benefit from the intangible asset rather than paying a royalty for the use of the asset.

No future economic value was assigned to the license of the rights to the other two patents identified in the STK settlement (#6,226,688 and #6,441,980) or to the two remaining undesignated patents because none of the intellectual property identified in these patents has been used in the past nor are there plans to incorporate any additional patented STK intellectual property into future Quantum products. Additionally, the nature of each identified patent is such that there are not other market participants who would ascribe value to either of them, as discussed in the following two paragraphs.

Patent #6,226,688 relates to identifying and managing information stored on tape media using a form of memory on the outside of the tape cartridge. This technology has potential use only with DLT and SDLT media, since LTO media uses a method that is internal to the tape cartridge. LTO tape drives and media are increasingly becoming the industry standard, so technology related to other drive and media types like DLT/SDLT is not as valuable to Quantum or other market participants. Additionally, Quantum is using an alternative methodology in our existing DLT and SDLT products, and STK is not using the technology covered by the patent. It is possible this technology could be used in tape media to support a completely new tape drive format, but we do not believe any such formats are currently under development in the market, and it would be very costly and time-intensive for a company to develop a new format. In light of these factors, the Company does not believe that this patent would have any significant value to a market place participant.

Patent #6,441,980 relates to a method of distinguishing new versus old data blocks in tape media through the creation of a new variable called a master write pass count. This is different from the industry standard methods currently used with LTO, DLT/SDLT and other formats of tape media. Like with patent #6,226,688, this technology could possibly be used in the development of a new tape format. As noted above, though, we do not believe any new tape drive formats are currently under development in the market, and it would be very costly and time-intensive for a company to develop a new format. In light of these factors, the Company does not believe that this patent would have any significant value to a market place participant.

We do not own these patents, and the patent cross-license agreement with STK contains provisions restricting the transfer of these patent rights that would preclude us from either giving them away for no consideration or attempting to sell them.

We settled with STK to eliminate the uncertainty of a jury trial and verdict. Even though we believed that the STK optical servo patents were invalid and that we would likely win, an adverse outcome could have resulted in significant liability to the Company and possibly an injunction against future SDLT tape drive and media sales. The litigation was also taking significant management time and was a distraction from management’s ability to focus on the day-to-day operations of the business. Although we could estimate a range of potential damages we’d be required to pay and future SDLT revenue we would lose if we had gone to trial and received an adverse verdict, we could not estimate the probability of any particular adverse outcome due to unpredictability of a jury trial in a case involving complicated technology. We were also not able to quantify the monetary impact of the litigation distracting from management’s ability to focus on day-to-day operations. Because of these uncertainties, we measured the fair value of the patents received in the settlement and used the residual approach to value the litigation settlement cost. We believe this method was reasonable in the circumstances given the nature of the litigation settlement and the nature of the limited rights obtained with respect to the patents as a result of the litigation settlement.

3.	Litigation expense arising from cases other than shareholder lawsuits are ordinarily recorded within cost of revenues or operating expenses. Other than shareholder litigation, we would not expect to see litigation settlements related to operations of the company classified outside of operating expenses. In this regard, tell us whether you consulted with the national office of Ernst & Young for the recognition, valuation and classification issues related to the STK settlement and if so, provide us with the basis for any conclusion from that office.

Response:

We respectfully advise the Staff that in developing our response to the Staff’s comments, we have discussed the classification issues related to the STK settlement with the national office of Ernst & Young. In so doing, we have reconsidered the attributes of the transaction and more fully appreciate the Staff’s view with respect to the classification of litigation expense. The expense related to the STK litigation is currently reflected in a separate line item in our statement of operations, “Loss on litigation settlement” (which is presented below the “loss from operations”), and has been discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations and disclosed in the footnotes to our Annual Report on Form 10-K for the year ended March 31, 2006. In light of what we believe to be transparent financial statement presentation and disclosure of the STK litigation in our 2006 Form 10-K, and the Staff’s views on the classification of litigation expense, we propose to reclassify the loss on litigation settlement expenses to reflect them as a component of “operating expenses” in our future filings and respectfully request the Staff’s concurrence with respect to our proposed treatment of these expenses in future filings.

We hope that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct these to me at (425) 895-3187. In addition, we would request that you provide a facsimile of any additional comments that you may have to my attention at (425) 895-3370. Thank you for your assistance.

Sincerely,

/s/ JON GACEK
Jon W. Gacek
Executive Vice President and Chief Financial Officer
Quantum Corporation